UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

Arlon Valencia Holdings LLC 767 Fifth Avenue New York, New York 10153 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.
______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSON
734 Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,200,405 (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,200,405 (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,405 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.97% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)
Includes 20,000 shares of Common Stock owned by George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC. The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors, LLC. 734 Investors, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSON
Arlon Valencia Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,219,157 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,219,157 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,219,157 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.22% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)
The percentage of shares of Common Stock was determined using a denominator of 7,447,723 shares of Common Stock outstanding calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

CUSIP No.: 016230 10-4

ITEM 1.  Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $1.00 par value (the "Common Stock"), of Alico, Inc., a Florida corporation (the "Company" or the "Issuer").  The principal executive offices of the Issuer are located at 10070 Daniels Interstate Court, Suite 100, Fort Myers, Florida  33913.  As reported by the Issuer, there are 7,447,723 shares of Common Stock, on the basis of 8,199,957 shares of Common Stock disclosed as outstanding as of  August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer (as defined below), as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

ITEM 2.  Identity and Background.

(a) – (c) This Schedule 13D is being jointly filed by 734 Investors, LLC, a Delaware limited liability company ("734 Investors"), Arlon Valencia Holdings LLC, a Delaware limited liability company ("Arlon"), Arlon Food and Agriculture Partners LP, a Delaware limited partnership ("AFAP"), Arlon Food and Agriculture Associates LLC, a Delaware limited liability company ("AFAA"), Arlon Food and Agriculture Holdings LLC, a Delaware limited liability company ("AFAH"), Continental Grain Company, a Delaware corporation ("CGC"), and Paul J. Fribourg, a natural person and citizen of the United States of America (collectively, together with 734 Investors, Arlon, AFAP, AFAA, AFAH and CGC, the "Reporting Persons").  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The principal purpose of 734 Investors is to make investments in shares of the Common Stock. The principal purpose of Arlon is to own membership interests in 734 Investors. AFAP acts as the managing member of Arlon, and its principal purpose is making investments. The principal purpose of AFAA is to act as the general partner of AFAP. The principal purpose of AFAH is to act as the managing member of AFAA. AFAA's sole member is CGC, whose principal purpose is agribusiness and making investments. Mr. Paul Fribourg is the Chairman, Chief Executive Officer and President of CGC.

The executive officers and directors of CGC are as follows:

•	Paul Fribourg, Chairman, Chief Executive Officer and President
•	Michael J. Zimmerman, Vice Chairman
•	Francis W. Baier, Executive Vice President and Chief Financial Officer
•	Charles Fribourg, Directeur General – Arlon Group (Europe) S.A., and Director of Continental Grain Company
•	Alan H. Fishman, Director
•	Jim Manzi, Director
•	Gerald Rosenfeld, Director
•	Morton Sosland, Director
•	Stephen R. Volk, Director
•	James D. Wolfensohn, Director

The principal place of business of 734 Investors is 590 Madison Avenue, New York, New York 10022.

The principal place of business of Arlon, AFAP, AFAA, AFAH, CGC and Mr. Paul Fribroug is 767 Fifth Avenue New York, New York 10153.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the Untied States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

At 12:00 midnight on October 3, 2018, the Company's issuer tender offer (the "Tender Offer"), to purchase up to $19,999,990 in value of shares of the Common Stock, at a purchase price of $34.00 per share, expired.  In the Tender Offer, the Company accepted 525,052 shares of Common Stock tendered by 734 Investors for purchase.
The foregoing has been previously disclosed in that certain Schedule 13D (file no. 005-10791), originally filed with the Securities and Exchange Commission (the "SEC") on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 8, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015, Amendment No. 5 filed with the SEC on August 27, 2015, Amendment No. 6 filed with the SEC on October 12, 2018 and Amendment No. 7 filed with the SEC on November 13, 2018 by 734 Investors, 734 Agriculture LLC ("734 Agriculture"), Remy W. Trafelet and George R. Brokaw (the "734 13D").
On November 19, 2018, the members of 734 Investors passed a resolution by written consent to remove 734 Agriculture as managing member of 734 Investors, and to designate Arlon as the new managing member of 734 Investors. On November 20, 2018, 734 Agriculture filed a lawsuit contesting the action by written consent in the Delaware Court of Chancery, captioned In re 734 Investors, LLC Litigation, C.A. No. 2018-0844-JTL.
ITEM 4.  Purpose of Transaction.

The shares of Common Stock owned by the Reporting Persons represent approximately 43.22% of the Issuer's outstanding voting securities.

The disclosure in Item 5.02 of the Issuer's Current Report on Form 8-K, filed with the SEC on November 20, 2018, regarding the commencement of termination proceedings against Remy W. Trafelet, the Chief Executive Officer of the Issuer, is incorporated herein by reference.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No.: 016230 10-4

The Reporting Persons will continuously evaluate the Issuer's business and prospects and all other factors deemed relevant in determining whether the Reporting Persons or their affiliates will acquire additional shares of Common Stock or whether the Reporting Persons will dispose of shares of Common Stock, in each case in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, and may propose various strategic transactions or changes to the Issuer's strategic plan in response to general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of any of the matters identified in Items 4(a)–(j) of Schedule 13D.  As part of their ongoing evaluation of this investment, the Reporting Persons may at any time consider such matters and, subject to applicable federal and state laws, formulate a plan with respect to such matters.  From time to time, the Reporting Persons may hold discussions with management, other members of the Board, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.  Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,447,723 shares of Common Stock outstanding, calculated on the basis of 8,199,957 shares of Common Stock outstanding as of August 31, 2018, as per the Issuer's Schedule TO, filed September 5, 2018, minus the 752,234 shares of Common Stock accepted for repurchase by the Issuer pursuant to the Tender Offer, as disclosed in the Amendment No. 3 to Schedule TO filed by the Issuer on October 9, 2018.

734 Investors

The aggregate number of shares of Common Stock that 734 Investors owns beneficially pursuant to Rule 13d-3 of the Act is 3,200,405 shares of Common Stock, which constitutes approximately 42.97% of the outstanding shares of Common Stock. This includes 20,000 shares of Common Stock owned by Mr. George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors to vote these 20,000 shares as directed by 734 Investors. The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors. 734 Investors disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

Arlon

As the sole managing member of 734 Investors, Arlon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,200,405 shares of Common Stock owned by 734 Investors. Arlon also is the beneficial owner of 18,752 shares of Common Stock. Collectively, Arlon has beneficial ownership of approximately 43.22% of the outstanding shares of Common Stock.  Arlon disclaims beneficial ownership of any shares of Common Stock owned by 734 Investors except to the extent of its pecuniary interest therein.

AFAP

As the managing member of Arlon, AFAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,219,157 shares of Common Stock, which constitutes approximately 43.22% of the outstanding shares of Common Stock. AFAP disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAA

As the general partner of AFAP, AFAA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,219,157 shares of Common Stock, which constitutes approximately 43.22% of the outstanding shares of Common Stock. AFAA disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAH

As the managing member of AFAA, AFAH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,219,157 shares of Common Stock, which constitutes approximately 43.22% of the outstanding shares of Common Stock. AFAH disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

CGC

As the managing member of AFAH, CGC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,219,157 shares of Common Stock, which constitutes approximately 43.22% of the outstanding shares of Common Stock. CGC disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

Mr. Paul Fribourg

As Chairman, Chief Executive Officer and President of CGC, Mr. Paul Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,219,157 shares of Common Stock, which constitutes approximately 43.22% of the outstanding shares of Common Stock. Mr. Fribourg disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of his pecuniary interest therein.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

734 Investors

734 Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,200,405 shares of Common Stock. This includes 20,000 shares of Common Stock owned by Mr. George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors to vote these 20,000 shares as directed by 734 Investors. The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors. 734 Investors disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

Arlon

In its capacity as the sole managing member of 734 Investors, Arlon may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

AFAP

In its capacity as the managing member of Arlon, AFAP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

CUSIP No.: 016230 10-4

AFAA

In its capacity as the general partner of AFAP, AFAA may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

AFAH

In its capacity as the managing member of AFAA, AFAH may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

CGC

In its capacity as the managing member of AFAH, CGC may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

Mr. Paul Fribourg

In his capacity as Chairman, Chief Executive Officer and President of CGC, Mr. Paul Fribourg may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,219,157 shares of Common Stock.

Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(c) On October 4, 2018, 947 shares of Common Stock were issued to Mr. Benjamin D. Fishman, an employee of an affiliate of Arlon, in connection with Mr. Fishman's service on the Board. Mr. Fishman transferred these shares to Arlon on October 4, 2018.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by any of the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 are incorporated herein by reference.

Amended and Restated Limited Liability Company Operating Agreement

On November 15, 2013, 734 Investors amended and restated its LLC operating agreement (the "LLC Agreement") to admit new members and to designate 734 Agriculture as the managing member, with authority to administer the affairs of 734 Investors, including the voting and disposition of shares of Common Stock, subject to certain restrictions set forth therein.  The terms of the LLC Agreement prohibit 734 Investors from acquiring additional shares of Common Stock without the approval of a majority of members other than pursuant to a stock split, dividend or distribution.  Any description of the LLC Agreement is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit A.

Under the terms of the LLC Agreement, 734 Investors will be terminated and its affairs wound up on the earlier of (a) November 15, 2019 (unless extended by members holding at least 75% of the membership interests of 734 Investors), (b) the distribution to its members of all or substantially all of 734 Investors' assets, (c) the election of a majority of members to terminate 734 Investors if certain events occur and (d) the entry of a judicial decree of dissolution under the Delaware Limited Liability Company Act.  Upon the termination and winding up of 734 Investors, the managing member of 734 Investors will distribute to each member, at such member's election, either cash or Common Stock after paying all outstanding indebtedness and fees and expenses of 734 Investors.

The LLC Agreement also provides that for so long as Arlon retains at least half of its membership interest in 734 Investors, measured as of November 15, 2013, 734 Investors and Arlon will cause one of the directors of the Issuer elected or appointed by or at the direction of 734 Investors (or two, if the Board is composed of 11 or more members) to be an individual or individuals nominated by Arlon, so long as such nominee(s) satisfies certain conditions set forth in the LLC Agreement, including compliance with director independence and other criteria of the Issuer, the Nasdaq Global Select Stock Market and the SEC and applicable provisions of the Act, and qualification to serve as a director under the laws of the State of Florida.

On November 19, 2018, the members of 734 Investors passed a resolution by written consent to remove 734 Agriculture as managing member of 734 Investors and to designate Arlon as the new managing member of 734 Investors. On November 20, 2018, 734 Agriculture filed a lawsuit contesting the action by written consent in the Delaware Court of Chancery, captioned In re 734 Investors, LLC Litigation, C.A. No. 2018-0844-JTL.

Designee Agreement

734 Investors is also a party to an agreement with Mr. George R. Brokaw (the "Designee Agreement"), dated as of November 15, 2013, providing that Mr. Brokaw will vote certain shares of Common Stock owned by him as directed by 734 Investors and will not transfer, sell or otherwise dispose of those shares except pro rata with 734 Investors' disposition of its shares of Common Stock.  Any description of the Designee Agreement is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit B.

Margin Loan with Rabo AgriFinance

On November 15, 2013, 734 Investors also entered into a margin loan agreement with Rabo AgriFinance, Inc., as lender, which provides for a $35 million revolving loan facility (the "Credit Agreement").  The margin loan is secured by all of 734 Investors' personal property, including the shares of Common Stock beneficially owned by 734 Investors.  If 734 Investors defaults on its obligations under the margin loan agreement, then the lender can declare all amounts outstanding under the margin loan agreement, with accrued interest, immediately due and payable, sell the pledged Common Stock or cause the managing member of 734 Investors to declare a capital call on behalf of 734 Investors.

The Credit Agreement was subsequently amended through a series of amendments to reduce the overall commitment to $20 million, change the interest rate to the one-month LIBOR rate plus 2.5%, and extend the maturity date to November 1, 2019, among other amendments. Any description of the Credit Agreement and the margin loan obtained pursuant to the Credit Agreement is qualified in its entirety by reference to the full Credit Agreement, as amended, which is incorporated hereto by reference to such Credit Agreement as Exhibit C, and the amendments thereto attached as Exhibits D, E, F, and G.

CUSIP No.: 016230 10-4

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A – Amended and Restated Limited Liability Company Operating Agreement of 734 Investors, LLC, dated as of November 15, 2013 (filed as Exhibit C to the 734 13D, filed with the SEC on November 29, 2013 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit B – Letter Agreement by and between 734 Investors, LLC and George R. Brokaw, dated as of November 15, 2013 (filed as Exhibit D to the 734 13D, filed with the SEC on November 29, 2013 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit C – Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of November 15, 2013 (filed as Exhibit E to the 734 13D, filed with the SEC on November 29, 2013 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit D – First Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of July 18, 2014 (filed as Exhibit 5 to Amendment No. 6 to the 734 13D, filed with the SEC on October 12, 2018 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit E – Second Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of June 8, 2015 (filed as Exhibit 6 to Amendment No. 6 to the 734 13D, filed with the SEC on October 12, 2018 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit F – Third Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of August 29, 2017 (filed as Exhibit 7 to Amendment No. 6 to the 734 13D, filed with the SEC on October 12, 2018 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit G – Fourth Amendment to Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of June 7, 2018 (filed as Exhibit 8 to Amendment No. 6 to the 734 13D, filed with the SEC on October 12, 2018 by 734 Investors, 734 Agriculture, Remy W. Trafelet and George R. Brokaw and incorporated by reference herein).

Exhibit H – Agreement pursuant to Rule 13d-1(k).

CUSIP No.: 016230 10-4
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2018	734 INVESTORS, LLC By: Arlon Valencia Holdings LLC Its: Managing Member

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON VALENCIA HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

CONTINENTAL GRAIN COMPANY

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Senior Vice President - Legal

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg

EXHIBIT H

AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 29, 2018	734 INVESTORS, LLC By: Arlon Valencia Holdings LLC Its: Managing Member

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON VALENCIA HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

CONTINENTAL GRAIN COMPANY

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Senior Vice President - Legal

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg